Exhibit 1

Rio de Janeiro, June 21, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Superintendence of Corporate Relations

Manager of Company Monitoring 2

Re:        Official Letter No. 190/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 190/2016-CVM/SEP/GEA-2 (“Official Letter”), received by Oi S.A. (“Oi” or “Company”) on June 20, 2016 (copy attached), whereby this department of the Brazilian Securities and Exchange Commission—CVM requested clarifications concerning the news published on the same date on the website “Infomoney,” with the title “Oi suspends debt with BNDES for 180 days.”

On this issue, the Company informs that, within the intricacies of the negotiations held with its creditors, which have been widely disclosed to the market through the Material Facts dated March 9 and April 25, 2016 and the Notice to the Market dated May 16 2016, Banco Nacional de Desenvolvimento Econômico e Social - BNDES approved the suspension of the payment of the principal amount of loans 09.2.1168.1, 09.2.1169.1, 09.2.1170.1, 09.2.1171.1 and 12.2.1236.1 (R$48,917,142.25) for a period of 180 (one-hundred eighty) days, during the period between May 30 and November 30, 2016, subject to certain conditions imposed by BNDES (“BNDES Standstill”).

In the same vein, the Company informs that on May 30, 2016, it signed with Banco do Brasil S.A. terms of addition to the Bank Credit Notes 175500771, 175500775, 175500776, 175500777, 175500778, 175500779, 175500780, 175500781 to suspend payment of the total principal amount (R$767,857,142.81) for the period between May 30 and November 31, 2016 (“BB Standstill ” and, together with the BNDES Standstill, the “Standstills”).

The Company clarifies that such measures were part of the negotiations that were being held with creditors seeking an alternative to the Company’s indebtedness, and the Standstills were not specifically disclosed as they are merely measures to implement the global debt restructuring as a whole.

As previously announced, Oi and certain of its subsidiaries (the “Oi Companies”) had been undertaking efforts and studies, together with its financial and legal advisors, to optimize their liquidity and debt profile and had been conducting negotiations with its financial creditors and Moelis & Company, as financial advisor to a group of bondholders, aimed at a consensual debt restructuring of the Oi Companies.

However, considering the challenges arising from the economic and financial situation of the Oi Companies in light of the maturity schedule of its financial debts, threats to the cash of Oi Companies and in view of the urgency in adopting protective measures for the Oi Companies, the Board of Directors approved the entry of the request for judicial reorganization before the State Court of Rio de Janeiro on June 20, 2016, having determined that this request would be the most appropriate measure at this time, to (i) preserve the continuity of offering quality services to its clients within the rules and commitments with ANATEL, (ii) preserve the value of the Oi Companies, (iii) safeguard the continuity of its business and social function, in order to protect in an organized and responsible manner the interests of the Oi Companies, its subsidiaries, its shareholders and other stakeholders, and (iv) protect the cash of Oi Companies.

It is worth noting that the filing of the request for a judicial reorganization is another step towards the Company’s financial restructuring, which will continue working to win new customers, keeping its sales of services and products for all market segments, in all channels of distribution and service.

As a result of recent events, the Company clarifies that any new measures with other creditors will only be obtained under the protection of the judicial restructuring process.

The Company further clarifies that it has not hired the office GCM Galdino Coelho Mendes, specializing in bankruptcy, as mentioned in the Infomoney article. It has hired Rosman, Penalva, Souza Leão, Franco Advogados, Basilio Advogados and Barbosa, Müssnich & Aragon - Advogados to act in the process of judicial reorganization.

Finally, in relation to the Company’s downgrade by Fitch from “CCC” to “C,” the Company confirms the veracity of that information, as disclosed in a Notice to the Market dated June 17, 2016.

With nothing further at this point, we make ourselves available for any clarification.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 190/2016-CVM/SEP/GEA-2

Rio de Janeiro, June 20, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425 – 8th floor- Leblon

CEP 22430-190 – Rio de Janeiro – RJ

Tel: (21) 3131-2918/ Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: gre@bvmf.com.br

Subject: Request for Clarifications Concerning News.

Dear Sir,

1. We make reference to the news published on June 20, 2016 on the website Infomoney.com, in which the following statements are made:

“Oi (OIBR4) and the Brazilian National Bank of Social and Economic Development—Banco Nacional de Desenvolvimento Econômico e Social (BNDES) made an accord to suspend debt payments (“stand still,” in economic jargon) for 180 days. The measure is one of many actions that the company is taking to seek an exit with the creditors during the risk of entering into judicial reorganization. Oi has close to R$50 billion in debt, of which R$9.9 billion are with development banks, like BNDES, and export development agencies.

Oi may also be negotiating the same measure with other banks, such as Itaú, Bradesco and Banco do Brasil.

According to the newspaper O Estado de S. Paulo, last week Oi contracted the office of GCM Galdino Doelho Mendes, specializing in judicial reorganization. The Board of Directors of Oi should be meeting today to discuss alternatives, said the paper, adding that there is still no decision of whether the company will or will not resort to judicial reorganization.

Also concerning the company, according to the newspaper Valor Econômico, Caixa Economica Federal, Banco do Brasil and BNDES, concerned about the impact of Oi’s crisis and possible losses that the operator could incur, want to define a joint strategy to deal with the situation not only of Oi but also of other companies that have operations with federal public banks. The understanding is that, at present, it is necessary to make a joint assessment of the banks’ shared operations, always seeking to minimize trading losses.

Finally, the credit agency Fitch lowered Oi’s rating by two degrees, going from ‘CCC’ to ‘C,’ to just a grade away from the default rating (D). According to the agency, the downgrade reflects the company’s ongoing negotiations with its creditors to restructure its debt.

The Company made a proposal to its noteholders on June 6 and the noteholders in turn made a counteroffer with other terms on June 11. “Oi’s current capital structure is unsustainable and the company faces an imminent risk of default due to the size of its short-term debt,” affirms Fitch. The telephone operator’s grade may be lowered again to “RD” (restricted default) should the company not pay its obligations, such as bonds or loans, or realize a debt trade during a stressful situation.”

2. With respect to the above, we request your response as to the veracity of the published statements, and, if confirmed, an explanation for why these events were not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3. The Company’s response should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation, and “News Published in the Media” subject.

4. We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any act or material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5. We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market. material fact occurring or related to your business as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

6. Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/76, and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

Sincerely,